Exhibit 99.2

2022 Environmental, Social, and Governance Report 01 02 About this Report Publication Period and Information Access Report Overview This is the first Environmental, Social, and Governance (ESG) Report of OneConnect Financial Technology Co. Ltd (or “OneConnect,” “we,” “the company” in this report). It reflects OneConnect’s philosophy, policies, initiatives, practice examples, and key performance in ESG risk and opportunity management in Fiscal Year 2022. This report is published annually. This report is available in both print and electronic formats. The electronic version is available for browse and download on the OneConnect website at https://irhk.ocft.com/. We value any questions and opinions about this report, please contact us via: E-mail: OCFT_IR@ocft.com Address: 10-14F, Building A, Bojin International, No.1 Teran 7 Road, Futian District, Shenzhen Scope of the Report Time Scope: This report covers the period from January 1, 2022 to December 31, 2022 (“the reporting period” or “the year”). Given it is our first ESG report, some parts of the report cover other periods in order to better demonstrate our sustainability practices. Organizational Scope: The content of this report is related to OneConnect Financial Technology Co. Ltd and its subsidiaries. Reference Standards The content of this report is prepared in accordance with the Environmental, Social and Governance Reporting Guide (the ESG Reporting Guide) of the Stock Exchange of Hong Kong Limited (HKEX), the Global Reporting Initiative (GRI) Standards and United Nations Sustainable Development Goals (SDGs). The ESG Reporting Guide, GRI Standards Index and SDGs mapping are detailed in the final sections of the report for quick reference. Reporting Principles Materiality: OneConnect identifies and ranks the company’s material issues by assessing the importance of the applicable issues to the company’s development and its stakeholders, as described in “Identification of Material Issues” in this report. Quantification: The application of the quantification principle is mainly reflected in the calculation and disclosure of the company’s environmental and social key performance metrics, as detailed in Appendix 1 Table of Key Performance Indicators. Balance: To ensure that the company’s sustainable development practices are holistically presented to stakeholders, the company has made objective and complete disclosures on its environmental, social and governance efforts, and fairly presented both positive information and negative impacts. Consistency: This report is our first ESG report. We comply with the disclosure requirements of HKEX and make reference to the mainstream international standards, conducting data statistics and disclosure according to the widely adopted methodologies. The same statistical methodologies will be used in the future, and any changes will be disclosed to ensure the comparability of yearly data. About this Report

03 04 2022 Environmental, Social, and Governance Report Statement by the Board of Directors Message from Executives Shen Chongfeng Chairman of the Board and CEO of OneConnect Financial Technology Co. Ltd 2022 was an extraordinary year. Facing the stormy international environment and complex economic situation, OneConnect had managed to maintain its growth momentum, achieving outstanding results in terms of enhancing technological competitiveness and innovating products in multiple fields and scenarios. These accomplishments were not easy to attain and should be cherished. As a Technology-as-a-Service provider for financial institutions, a national High-New Technology Enterprise(HNTE), and an associate of Ping An Insurance (Group) Company of China, OneConnect has been exploring the innovative technology applications in financial fields and various scenarios, promoting digital transformation across industries by unlocking the potential of technology. The company also supports the development of green finance with practical actions, fulfilling social responsibilities, and ultimately achieving the industry and the company’s sustainable development. We provide professional services to customers, creating outstanding returns for shareholders, growing together with partners, offering growth opportunities to employees, actively undertaking social responsibilities, and striving to achieve harmonious development among ourselves, customers, shareholders, partners, employees, and the society. We are promoting solid operation through ESG governance. During the reporting period, the company adopted an environmental, social, and governance policy, established an ESG governance structure, actively carried out ESG-related work, and achieved effective management of ESG-related issues. Since the company was found, the company has been strictly complying with national laws, regulations, and requirements. We have paid great attention to our corporate governance structure, made efforts in multiple areas including internal control, risk management, and business ethics, and actively carried out information disclosure. We have maintained effective communication with various stakeholders and responded to their expectations with solid and reliable operation. We strengthen cooperation among all parties to achieve a win-win situation in the industry. We actively join external organizations, participate in their organizational activities, collaborate with partners to promote industry-wide development and progress, and contribute to the development of industry standards. Additionally, we attach great importance to the management of our suppliers, the support provided to them, and our cooperation with them. Through vigorous and determined endeavor, OneConnect aspires to become the leader of the fintech industry in terms of innovation development. The company’s Board of Directors (the Board) has the highest decision-making authority over the company’s environmental, social and governance strategy and takes overall responsibility for ESG reporting. The Board is responsible for overall supervision of ESG matters, setting ESG-related objectives, ensuring that the company has established appropriate and effective ESG risk management policies and systems, and adequately overseeing the implementation of ESG efforts. The company has established the ESG Oversight Committee to identify and evaluate material ESG matters regularly and comprehensively to construct the materiality matrix. The ESG Oversight Committee summarizes the company’s annual ESG performance, evaluates it against the ESG objectives set by the Board, prepares the company’s ESG report, and presents to the Board. After reviewing and discussing the materiality matrix and ESG report completed by the ESG Oversight Committee, the Board identifies material ESG risks and opportunities for the company and examines the achievements against the targets, while evaluating and adjusting the company’s ESG management policies and strategies, so as to ensure the integration of ESG concepts into the company’s development strategy. Statement by the Board of Directors This report, which discloses the progress and effectiveness of the company’s ESG efforts in FY2022, was reviewed and approved by the Board on March 13, 2023. The Board and all directors are responsible for the authenticity, accuracy, and completeness of the report. There are no false records, misleading statements, or material omissions in the contents. In the future, the Board will discuss the establishment and progress of further objectives, and continue to optimize the company’s ESG management strategies and methods in accordance with stakeholders’ expectations and operation realities, continuously improving ESG management and performance. 03 We implement the idea of people-oriented management and care deeply for our employees. We provide comprehensive services for our employees in terms of employment compliance, talent development and training, occupational health and safety, remuneration and benefits, employee rights and caring, corporate culture activities, etc. We created an equal, comfortable, non-discriminatory, and diverse working environment and worked together with our employees towards a brighter future. We enhance our green operation and make all-out efforts to transit to low-carbon operation. The company responds to the national goals of carbon peaking and carbon neutrality by taking practical actions. From the perspective of green operation, we launched an initiative to reduce energy consumption, encouraging every employee to participate in the process of promoting the green and low-carbon transformation of the economy and society. The company has established a sound management mechanism to deepen its own green and environmental operation comprehensively. We devote resources into building a better community. The company behaves as an outstanding corporate citizen by utilizing our advantages to promote digitization across the philanthropy industry and scaling up its contribution to public welfare. For instance, as we strive to build a better future with stakeholders, we actively participate in the pandemic prevention and control activities, as well as projects such as “Shenzhen Stands with Kashgar Prefecture·Benevolence Makes Brighter Future ”. With China’s continuous transition towards digitalization, OneConnect will continue following the strategy of “One Body and Two Wings”. We will promote high-quality development of the economy and society jointly with all stakeholders and work together for another successful year!

2022 Environmental, Social, and Governance Report

About OneConnect

Company Profile

OneConnect Financial Technology Co. Ltd. is a Technology-as-a-Service provider for financial institutions and a Chinese national high-tech enterprise. OneConnect is an associate of Ping An Insurance Company of China. By leveraging Ping An Group's over 30 years of extensive experience in financial services and research capabilities, OneConnect has established long-term cooperation with financial institutions to addresses their needs of digital transformation. The integrated solutions and platform the company provide include Digital Banking, Digital Insurance and Gamma Platform, which is a technology infrastructure platform for financial institutions. With our unique competence in "technology + business", we enable our customers' digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

OneConnect was listed on NYSE and Hong Kong Stock Exchange, in December 2019 and July 2022, respectively. OneConnect has more than 3,000 employees globally and operates in more than 20 countries and regions. According to CIC Statistics, OneConnect ranked second among listed technology-as-a-service providers in China in terms of 2020 financial software and services revenue.

In September 2021, the company puts forward the upgrading strategy of "One Body and Two Wings", which aims to serve the digital transformation of financial institutions as one body and expand its ecological and offshore wings simultaneously to actively support the digital transformation of financial services ecosystem.

OneConnect has world-leading technology capabilities in AI, Big Data Analytics, Blockchain, and so on. As of December 31, 2022, the company has submitted 5,905 global patent applications. The company was selected as one of KPMG's China Top 50 Fintech Companies for five consecutive years (2018-2022), and is ranked among IDC's list of Top 100 Global Fintech Companies. The company has won the prestigious Wu Wenjun AI Science and Technology Award and other 70 international professional awards, and has also been awarded the CMMI5 international certification.

About OneConnect

Our Vision and Value

Our Vision

To be a world-leading financial technology company

Our Value

- Professional, Innovative, We-win
- For society, Sustainable high quality ecological We-win
- For customers, enhanced efficiency and services, and reduced costs and risks
- For employees, a all-round learning opportunity

专业，科技创造价值

TECHNOLOGY CREATES VALUE THROUGH EXPERTISE

05

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2022 Environmental, Social, and Governance Report
About OneConnect

Major Awards and Honors

In recent years, OneConnect, with its leading technology, has won 11 champions in international competitions, including the championships of the International Facial Action Unit Recognition Competition and Stanford University Machine Reading Comprehension Competition. In 2022, OneConnect was widely recognized by the industry for its continuous innovation and years of experience in the financial industry, and won multiple awards and honors, some of which are listed below.

January

- 2021 Wu Wenjun AI Science and Technology Progress Award

  Chinese Association for Artificial Intelligence


深圳壹账通智能科技有限公司
荣获第十一届吴文俊人工智能科技进步奖
企业技术创新工程项目

- 2022 FinTech Awards Outstanding Virtual SMB Banking Services

  Hong Kong Economic Times Group Member, ET Net

- The Greater Bay Area FinTech High Growth Enterprise 20

  Shenzhen - Hong Kong – Macao FinTech Association, Hong Kong Computer Society, Shenzhen FinTech Association, co-organized by KPMG China

- 2021 National Blockchain Innovation Application Pilot

  Shanghai Blockchain Technology Association

May

- Ranked 45th, Global Top 100 Digital-only Banks Ranking

  The Asian Banker



February

- 2022 Forbes Blockchain 50

  Forbes

- 2021 Cloud 100

  2021-2022 Cloud Computing Ecosystem Summit Committee

March

- 2021 China Digital Inclusive Finance Innovation Achievements

  Committee on FinTech and Digital Economy Development, China Institute of Communications, Internet Society of China

April

- The Digital CX Award 2022 Best Use of Data and Analytics for CX

  The Digital Banker

June

- The Ninth Guangdong Patent Award of Excellence

  Guangdong Administration for Market Regulation (Guangdong Intellectual Property Administration)

- Top Cloud Connect Awards

  Informa Markets

- The first batch of enterprises passed the fourteenth "Trusted Big Data" product capability assessment

  China Academy of Information and Communications Technology

September

- 2022 "Innovation China" China Digital Inclusive Finance Innovation Achievements

  China Institute of Communications

- Financial Services Excellence Awards 2022 - SME Virtual Bank of Excellence

  Hong Kong Economic Journals

- 2022 IDC Global FinTech Rankings Top100 (Fintech Industry)

  IDC

- The 5th Workshop on Chinese Machine Reading Comprehension (CMRC-2022)

  No.1 for Extractive explainable reading comprehension

  No.5 for Multiple-choice extraction reading comprehension

  China National Conference on Computational Linguistics

- Leadership Business Award 2022

  Now Business News Channel

- 2022 China Financial Innovation Awards, Top 10 Fintech Innovation Award

  The Chinese Banker

July

- Second Prize in the Growth Group of the 2022 Yangtze River Delta Blockchain Application Innovation Competition

  Innovation China Digital Economy Technology Service Mission, Shanghai Yangtze River Delta Blockchain Industry Promotion Center, Shanghai Blockchain Technology Association

- 2022 Hong Kong's Best Bank for SMEs

  Asiamoney

August

- IDC China's Top 50 FinTech Companies

  IDC

- 2022 IDC China Financial Industry Technology Application Scenario Innovation Award

  IDC

- 2022 IDC China Financial Industry Technology Application Scenario Innovation Award

  Shine Consultant and Shanghai Big Data Alliance

October

- 2022 Fintech Innovation Ranking

  Internet Deep



November

- 2022 (2nd) "Jinxin Tong" FinTech Innovation Application Collection, Most Socially Beneficial Case

  China Academy of Information and Communications Technology

- 2022 Online New Economy (Shanghai) Top 50 List

  Jiemian, Shanghai United Media Group

- Best Credit Risk Technology Implementation

  the Asian Banker

07
08

09 10 2022 Environmental, Social, and Governance Report Topic Topic Innovation Development Topic: Digital Transition for High-Quality Development The rapid growth of information technology is driving the development of digital finance. As a Technology-as-a-Service provider for financial institutions, OneConnect focuses on financial innovation and vigorously promotes information technology application innovation. OneConnect serves the real economy by using the power of finance, helps local governments support small and medium-sized enterprises, and provides digital transition and inclusive financing services, consequently providing strong support for the realization of high-quality development. In the past, China’s IT underlying standards, architecture, products, ecology, etc. are heavily reliant on imported IT products. In the circumstance where technologies, information security, and data storage may be restricted, the development of Information Technology Application Innovation (ITAI) Industry has been accelerated. The core of ITAI is the establishment of independent and controllable information technology underlying architecture and standards, and the domestic substitution in the fields of chips, sensors, basic software, application software, etc. As a national strategy in China, the ITAI development could inject new vitality and momentum into economic development in the current situation. With the unique competitiveness of “technology + business”, OneConnect can support financial institutions to reinforce their digital foundation and accelerate the development of financial ITAI. The company has established a management mechanism of open source software, including introduction of open source software, license management, auditing, testing, daily scanning, and risk remediation. It guarantees the security of the open source software supply chain and saves the company’s system and business from potential interruption caused by open source software licensing, supply interruption, or major security risks, all of which may result in significant losses. Aiming to provide strong support for ITAI development, in terms of R&D, the company has established a company-level R&D effectiveness metric system, covering three major dimensions and a total of thirty-five R&D process indicators. The company has been continuously promoting the construction of organizational level Devops capabilities from the perspectives of product demand management and the construction of automation tools for the entire development and operation process, and has successfully obtained a CMMI5 level (the highest level of research and development capability certification) certificate. Supporting the Information Technology Application Innovation Industry Serving the Real Economy In order to fully support the resumption of work and production in the pandemic period and to meet the capital needs of small and micro enterprises (SMEs) as well as individual entrepreneurs, OneConnect and Qujing City Commercial Bank launched the inclusive financial property mortgage credit product called “Good Housing, Quick Loaning” that was well received by the market. In this product, OneConnect introduces AI outbound calls, machine learning algorithms, map POI analysis, and other technologies into the whole processes of pre-lending, landing, and post-lending. Such techniques not only provide robust support in the field of marketing and risk control management, but also remarkably simplifies application procedures, offering convenient digital financial services for micro and small business owners and individual entrepreneurs, consequently improving their application experience. Based on OneConnect’s industry-leading technology and marketing tools, OneConnect’s digital credit solutions provide financial institutions with the ability to quickly launch credit businesses for various scenarios, which greatly enhances business promotion efficiency and risk control and decision-making capabilities. “Good Housing, Quick Loaning” is one of the useful solutions that OneConnect provides to market participants. This year, OneConnect cooperated with a commercial bank to build a to-business risk platform, integrating 80+ internal and external tags to construct a portrait of 80,000 public and small/micro clients. The platform facilitates accurate risk alert and mobile management. In the cooperation with a province-level city commercial bank in central China, OneConnect created an online only credit granting platform, with corporate cash flow as its core data. The partner bank has granted a total of nearly 600 million yuan in credit to SMEs in less than six months. The 14th Five-Year Plan of China explicitly states that the financial support innovation system should be improved and financial products and services directly targeting the real economy should be innovated. In the background of the deep integration of digital technology and the real economy, OneConnect unlocks the power of financial technology to promote the digital credit transition of the bank and support the high-quality development of the real economy by financial vitality. Innovation Development In this year, the company and two subsidiaries joined the Information Technology Application Innovation Working Committee and six working groups and created appropriate environment for business line transformation. In a project for a financial platform and an insurance company (one of the first financial ITAI contracted projects), OneConnect completed a total of 43 products (a total of 128 subsystems) for ITAI transformation, all of which have been added to the national ITAI product catalog. OneConnect completed a total of 43 products (a total of 128 subsystems) for ITAI transformation, all of which have been added to the national ITAI product catalog.

11 12 2022 Environmental, Social, and Governance Report Topic Accelerating the Digital Transition of Finance Relying on the strategic combination of effective data and services and AI-powered mid-end platform, OneConnect has successfully built the comprehensive “Smart Banker” solution which covers extensive scenarios of bank retail business and is well received by collaborative partners. “The Smart Banker” is designed based on the successful practice of Ping An Bank’s retail transformation and real business scenarios of over 30,000 employees. It focuses on six major application scenarios and core business, including deposit management, customer acquisition, target management, process management, team management, and mobile business. “The Smart Banker” drives the productivity improvement of the entire bank team (including wealth management/credit operation staff /credit card account managers, branch managers, and headquarter and branch management staff) with a digital sales management system. Taking one of the top 5 city commercial banks as an example, in the process of building the Smart Banker App, OneConnect helped the bank to reconstruct its retail mid-end platform. In addition to developing the data warehouse architecture, mid-end platform engine, and operation dashboard system, OneConnect continued to help the bank explore advanced data products such as retail metrics platform and free-combination data analysis platform based on operation analysis scenarios, empowering the bank’s 7,900 retail account managers in 12 operation scenarios. Relief for SMEs SMEs are the backbones of economy and play an indispensable role in promoting growth and stabilizing employment. At the beginning of 2022, many local governments have formulated a series of policy measures to provide relief and support for SMEs that meet relevant requirements. Guided by the provincial government, OneConnect collaborated with a local financial supervisory authority to explore the “digital government + financial technology” mode and built a local SME financing platform that integrates the notable regional and industrial characteristics of SMEs. Since its launch in January 2020, the Guangdong SME Financing Platform, which is guided by Guangdong Financial Supervisory Authority and technically supported by OneConnect, has utilized the characteristics of blockchain, such as the unmodifiable feature and the cross-verification in encryption, to solve the problem of information asymmetry between SMEs and commercial banks. As of December 31, 2022, the Guangdong SME Financing Platform has successfully included more than 1,200 financial institutions, released nearly 1,600 financial products, served more than 1.3 million SMEs in total, and supported SMEs to obtain a total financing amount of 130 billion yuan. At present, digitalization and the real economy are in a critical period of systematic and comprehensive integration. With the continuous innovation of digital technologies such as AI, 5G and blockchain, technology-driven innovation will be a major trend in the financial industry. Moreover, the digital technology enterprises are becoming an important force in promoting financial institutions’ cost reduction and efficiency improvement, innovative transition, service efficiency, and service quality. As a leading Technology-as-a-Service provider in China’s financial services industry, OneConnect upholds the core concept of “Expertise and technology create value”. Through vigorous and determined endeavors, we upgrade our products in the “2+1” segment of digital banking, digital insurance, and Gamma platform, and explore a valuable digital financial service ecology in the new strategy of “One Body and Two Wings”. We are working hand in hand with all partners to be the most solid, reliable and trustworthy long-term partner in the journey of achieving high-quality development. In the cooperation with one of the top 10 city commercial banks who had its weak points in retail businesses, OneConnect took the digital transition consulting project as an entry point and helped the bank build a Smart Banker App to empower frontline marketing staff. OneConnect further achieved in-depth cooperation with the bank in various areas such as business mid-end platform, big data marketing, and gift points portal upgrade, successfully expanded the bank’s customer base by 140,000 in 6 months, and helped the bank achieve its best operation record. With the digital transition, the bank’s retail asset management volume and retail loan volume increased by 4.6 billion and 6.2 billion yuan, respectively, within six months, and the ratio of retail loans to overall loans increased significantly. empowering the bank’s 7,900 retail account managers in 12 operation scenarios successfully expanded the bank’s customer base by 140,000 in 6 months the Guangdong SME Financing Platform has successfully included more than 1,200 financial institutions, released nearly 1,600 financial products, served more than 1.3 million SMEs in total, and supported SMEs to obtain a total financing amount of 130 billion yuan. Innovation Development

2022 Environmental, Social, and Governance Report

ESG Governance Structure


Board of Directors
ESG Oversight Committee
Functional Departments
Business Lines
Office of The Board of Directors
Strategy Department
Publicity Department
Human Resources Department
Executive office
Finance Department
Compliance Risk Management
Shared Technology
Investor Relations
Others
Banking Business Unit
Insurance Business Unit
Gamma Business Unit
Others

OneConnect recognizes the importance of ESG issues to the robust development of the company. We actively practice the concept of sustainable development and incorporate it into our strategy. OneConnect has established a clear, efficient, and well-defined ESG governance structure and strengthened ESG management in a more scientific, professional, and systematic manner by combining it with operation realities.

The company's Board of Directors assumes full responsibility for environmental, social and governance-related matters and has the highest decision-making authority. The Board is responsible for the holistic oversight of ESG issues, including target-setting, policy formulation, and checking target completion progress.

The company has established the ESG Oversight Committee, consisting of the CEO, heads of relevant functional departments, and other core management staff, which is responsible for the overall identification, assessment, prioritization, and management of material ESG issues. The Committee is also responsible for evaluating and managing the progress of the ESG objectives set by the Board, preparing the ESG report and presenting to the Board. The Committee may engage third-party consultants to support the company in achieving ESG objectives if necessary. If the company engages third-party consultants, the Committee will be responsible for managing such consultants.

Meanwhile, the ESG Oversight Committee is responsible for advancing the progress of ESG-related work, continuously improving and standardizing the management of ESG issues and risks, guiding and supervising functional departments and business lines to implement specific work.

Each functional department and business line is responsible for its own duties and responsibilities, actively implementing ESG activities and reporting ESG performance to the management in a timely manner, so as to ensure that the ESG Oversight Committee is informed of ESG implementation and the target completion progress.

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ESG Governance

Communication with Stakeholders

As a group of people who are closely associated with the sustainable development of our company, stakeholders play a significant role in the decision-making process. OneConnect fully respects and safeguards the legitimate rights and interests of each stakeholder and values their expectations and demands. OneConnect proactively builds diversified communication channels and mechanisms, integrating their expectations into the company's ESG governance and information disclosure and maintaining effective communication and building trust with stakeholders.

We provide professional services for customers, create outstanding returns for shareholders, grow together with partners, offer growth opportunities to employees, actively undertake social responsibilities, and strive to achieve harmonious development among ourselves, customers, shareholders, partners, employees, and society.

Stakeholders	Issues of concern	Communication channels
Government and Regulators	Promotion of government SME financing platform Operation Compliance Tax transparency	• Communication meetings with government officials • Public disclosure • Regulatory communication and material submission
Shareholders/ Investors	Solid performance FinTech innovation Risk management Corporate governance	• Periodic reports and public announcements • Shareholders meeting • Presentation of performance, investor surveys • Official website
Customers	High-quality products Customer service Data security and privacy protection Protection of intellectual property rights Serving small and medium-sized banking alliance	• Tendering and project meetings • The 400 phone system • Complaints handling • Service quality control system • Customer satisfaction survey
Employees	Diversity and equal opportunity Employee benefits and rights Employee training and development Occupational health and safety Labor rights	• Talent recruitment channels • The training system and policy communication • Internal meeting and communication • Corporate culture activities • Employee satisfaction survey
Suppliers and Partners	Supply chain management Business ethics Fair competition Protection of intellectual property rights	• Supplier conference • Supplier management information system; • Communication and training on the supplier management system • Exchange visits of the management • Cooperative development projects
Communities	Community environment Community contribution	• Green operations • Charitable activities
Media, Social Groups, and Other Stakeholders	Construction of financial infrastructure; SME Support ITAI Support	• Brochures, official website, and media coverage • Press conference, forum, and social events • Visits and interviews

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2022 Environmental, Social, and Governance Report

ESG Governance

Identification of Material Issues

OneConnect pays great attention to the identification and management of ESG issues. We take stakeholders' expectations and demands into consideration in the course of formulating ESG strategies, and regularly communicate with stakeholders to understand their views and feedback. In FY2022, OneConnect has identified 27material issues by referring to the SEHK's *ESG Reporting Guide*, Global Reporting Initiative (GRI) Standards, Sustainability Accounting Standards Board's (SASB) Standards for industries related to the company's business, and incorporating investors' concerns, peer practices, and regulatory requirements. By considering the importance of each issue to stakeholders, as well as assessing the significance of each issue to the company's development, OneConnect ranked the materiality of relevant issues and formed a materiality matrix which was reviewed and confirmed by the company's Board of Directors.

OneConnect ESG Materiality Matrix


Materiality to stakeholders
Materiality to corporate development
Environmental
Social
Governance
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27

High materiality		Moderate materiality	Low materiality
5. Employee benefits and rights	19. SME Support	1. Climate resilience	2. Energy and resource management
6. Employee training and development	20. ITAI Support	4. Diversity and equal opportunities	3. Waste management
9. Customer service	21. Construction of financial infrastructure	7. Occupational health and safety	
10. High-quality products	22. Corporate governance	8. Labor rights	
11. Data security and privacy protection	23. Risk management	12. Supply chain management	
14. FinTech innovation	24. Operation Compliance	13. Community contribution	
15. Protection of intellectual property rights	25. Business ethics	16. Fair competition	
17. Promotion of government SME financing platform	26. Solid performance	18. Supporting small and medium-sized banking alliance	
		27. Tax Transparency	

Risk Management

The company views risk management as one of the core elements of its operation and business activities, and adheres to the value of "Professional, Innovative, We-win" and the strategy of "One Body and Two Wings". The company has established robust risk management system and an organizational structure with clear division of duties and positions.

The company has formulated a series of risk management policies such as *Enterprise Risk Management Framework, Risk Appetite Statement, Reputation Risk Management Policy*, etc. The risk governance structure consists of the Board, the Audit Committee and the Executive Risk Committee (the "RMC"). The Executive risk committee is to lead enterprise risk management, design and formulate risk management framework, policies, processes, rewards and penalties. The Executive Risk Committee is responsible to establish risk management system, executes risk management objective, risk appetite and threshold, approves major risk management matters in light of these objectives, formulates evaluation criteria for the major risks, and supervises the development of risk management culture within the company. The company has three line of defense for risk management: business lines, risk management function, and the internal audit department.

The company identifies major risks it faces, including: strategic risk, liquidity risk, information technology risk, compliance and operation risk, reputation risk, and concentration risk. In the *Risk Appetite Statement*, the company specifies its overall risk appetite, qualitative descriptions of risk tolerances, quantitative risk appetite metrics and threshold requirements. The company designates risk management functions to coordinate the establishment of applicable risk management policies, mechanisms, indicators, processes, and systems and management tools, to execute risk management cycle of risk identify, risk measure, risk evaluate, risk mitigate and risk reporting.

The company adopts the "reporting, monitoring and early warning, reviewing and handling" workflow, and the "process sorting, risk identification, influence ranking, correction suggestions, and project improvement" loop to strengthen its risk management capabilities before, during, and after potential risk incidents. The company conducts special risk reviews and admittance management in key areas such as new business and products, management of third-party cooperating organizations, etc. The company also carries out business risk assessments and reviews on an irregular basis, identifying critical risks, making suggestion on management control optimization, and ultimately producing risk assessment reports.

The company consistently provides risk management training and promotes risk management culture by introducing various forms of activities. In 2022, 35 training were provided, covering topics such as enterprise risk management, reputation risk management, information security, data security, cyber security, FCPA (Foreign Corrupt Practices Act), and compliance processes, which have effectively strengthened employees' awareness on risk management.

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19 20 2022 Environmental, Social, and Governance Report Solid Operation

2022 Environmental, Social, and Governance Report

Solid Operation

Operation Compliance

OneConnect consistently maintains compliance sensitivity, follows closely to regulatory policy trends, strictly complies with relevant national laws and regulations as well as various regulatory requirements, and comprehensively improves the company's mechanism for operational compliance.

The company continues improving its compliance control system, interpreting relevant materials and regulating business activities in term of systems and standardization, propagating the newly released management policies to all staff on a regular monthly basis, and, from time to time, producing promotional article on operation-related major laws and regulations; and disseminating regulatory policy updates and trendy industry topics to all intermediate and senior staff on a semi-monthly regular basis. In FY2022, the company published a total of 23 articles associated with regulatory updates, including, for example, the Semi-Monthly Report on Regulatory Policy Updates and Trendy Industry Issues; 16 articles on operation-related major laws and regulations drafts for consultation; 7 articles on promoting compliance; 5 articles related to the company's management policy.



监管政策动态与行业热点半月报（11月16-30日）

法律合规风管团队

一、政策要点速览

信息数据

- **国家市场监督管理总局（关注业务：数据、算法、平台服务）**
  2022年11月22日，市场监管总局发布公告，就《中华人民共和国反不正当竞争法》修订草案向社会公开征求意见。该意见稿扩展了反不正当行为的类型和认定范围，细化了规制要求，特别是将利用数据、算法、平台规则等实施的新型不正当竞争行为纳入了规范治理要求。
- **国家市场监督管理总局、国家互联网信息办公室（关注业务：个人信息保护认证）**
  2022年11月18日，国家市场监督管理总局与国家互联网信息办公室联合发布了《个人信息保护认证实施规则》。该实施规则规定了对个人信息处理者开展个人信息处理活动进行认证的基本原则和要求，旨在鼓励个人信息处理者通过认证方式提升个人信息保护能力。
- **国家互联网信息办公室（关注业务：公众号平台）**
  2022年11月16日，国家互联网信息办公室发布新修订的《互联网跟帖评论服务管理规定》，自2022年12月15日起施行。该规定旨在进一步加强对互联网跟帖评论服务的规范管理。

二、行业案例警示

民事纠纷

- **爱尔兰数据保护委员会(DPC)（关键词：安全漏洞）**
  近日，爱尔兰数据保护委员会(DPC)向Meta开出了2.65亿欧元的罚单，指控其2021年遭遇爬虫攻击后发生大规模数据泄露，暴露了全球数亿用户的个人信息。（关注业务：数据处理业务）
- **美国密歇根州总检察长办公室（关键词：违规收集和处理个人信息）**
  2022年11月15日，美国密歇根州总检察长办公室宣布谷歌将支付3.915亿美元，就40个州指控其非法追踪用户位置达成和解。（关注业务：数据处理业务）

In terms of paying taxes in accordance with the law, the company adheres to the principle of integrity and tax transparency, consistently pays taxes in full amount and in accordance with the law, strengthens financial management, prepares timely, accurate and compliant tax declaration at all levels, and organizes relevant departments to take measures on tax risk control.

With a focus on fintech regulation and risk research, the company provides proactive legal and compliance interpretation, advice and risk alerts to the management and front-end business offices, actively responds to regulatory inspections, learns from lessons to rectify and optimize relevant activities, as well as takes various actions, in order to avoid major administrative penalties and meet compliance requirements.

In FY2022, the Company formed a lawyer-assessment and self-assessment report for becoming listed, in line with *Cybersecurity Law of the People's Republic of China, Data Security Law of the People's Republic of China, Personal Information Protection Law of the People's Republic of China* and *Regulation on Protecting the Security of Critical Information Infrastructure* (Three Laws and One Regulation) and the latest focal points of cybersecurity review . It effectively supported the process of becoming listed on the Hong Kong Stock Exchange.

the company published a total of **23** articles associated with regulatory updates, the *Semi-Monthly Report on Regulatory Policy Updates and Trendy Industry Issues*;

16 articles on operation-related major laws and regulations drafts for consultation;

7 articles on promoting compliance;

5 articles related to the company's management policy

Business Ethics

Since the company was founded, OneConnect has been strictly complying with relevant laws and regulations, following good business ethics and continuing to promote management standardization to ensure that the company does not engage in corruption, undermine the fairness of business competition, or compromise the financial order.

The company's Board of Directors is responsible for overseeing the implementation of the company's system relating to business ethics, and all the management staff fulfil their obligations by conducting comprehensive reviews and discussions on the ethicality and compliance of business decisions. The audit committee of the Board meets regularly with the internal audit department to discuss the implementation of internal audits including anti-corruption work. The internal audit department regularly reports its auditing results to the audit committee.

Anti-Corruption and Anti-Bribery

In order to create a clean and transparent business environment that regulates the business conducts of all the board members and employees and improves business ethics, OneConnect has developed a series of company policies such as the *Anti-Corruption Compliance Policy* and the *Code of Business Conduct and Ethics*, which require board members and employees to adhere to the highest standards of business ethics. Through training to establish a compliance system, we deeply incorporate correct business ethics into our corporate culture and our daily work. In 2022, with the aim of eliminating corruptible behavior in relatively high-risk areas, the company conducted several anti-corruption training sessions for board members, colleagues in the sales channel related business lines, and colleagues who have gift procurement responsibilities in the finance and marketing teams. The training sessions aim to improve the internal awareness of anti-corruption and therefore avoid corruptive behaviors in corruption-risk hotspots.

In 2022, the company was not involved in any litigation about corruption.

Whistleblowing Procedures and Protection of Whistleblowers

As we consider employees are often the first to notice internal problems within the company, in order to provide employees with a smooth feedback channel to safeguard the overall interests of the company more effectively, the company has formulated the *Policy of Compliant Management*, established a sound whistleblowing procedure, and provided reporting email address as a channel to collect materials. At the same time, the company has formulated the *Management Measures and Rewards of Whistleblowing* to encourage the reporting of all kinds of acts that are detrimental to the interests of the company, the rights and interests of customers in accordance with the law, and offers rewards to whistleblowers based on a comprehensive assessment of factors such as the nature and extent of the violations, the significance and usefulness of clues and the evidence provided by the whistleblowers.

Once a whistleblowing report is received, the internal audit department will take prompt action to investigate and handle the reported case. OneConnect strictly prohibits any discrimination or retaliation against the whistleblowers, prohibiting the personnel who are in charge of investigation and other personnel from revealing the whistleblowers' identity and the content of the whistleblowing case to the person being accused of and other irrelevant persons, so as to protect the whistleblowers to the greatest extent possible. The internal audit department will handle the reported matters according to the investigation outcome and the company's internal policies. Punishment will be imposed on relevant personnel according to the severity of the matters. If suspected of committing a crime, the accused person will be transferred to the judicial department.

21

22

23 24 2022 Environmental, Social, and Governance Report Solid Operation OneConnect has been stringently complying with the Patent Law of the People's Republic of China, the Trademark Law of the People's Republic of China, the Copyright Law of the People's Republic of China and other relevant laws and regulations, and has been paying great attention to the protection of intellectual property since the company was founded. An intellectual property management system was established which is suitable for the development of the company. At present, the company has formulated the Management Measures for the Protection of Intellectual Property Rights, the Management and Reward Measures for Inventions, the Management Measures for the Protection of Commercial Secrets and other related policies, clarified the responsible departments and specific divisions for the work related to intellectual property rights, business secrets, and patent protection at the system level, and set up an intellectual property co-ordination department, relevant positions, and contact personnel for intellectual property at each department. Moreover, the company built up an intellectual property talent team that covers the entire company, driving the working associated with application and protection of intellectual property rights and the issuance of relevant rewards. Each year, the company sets up a special budget for intellectual property rights that is used for the application and protection of patents, trademarks, and copyrights, and some parts of the funds will be used exclusively for specific purposes. Ultimately it would guarantee the effective protection of intellectual property rights and the relevant preventative measures. Intellectual Property Protection In terms of information system construction, the company has procured a smart IP management platform to achieve online and intelligent management of the entire lifecycle of the company’s IPs. Through the platform, the company can effectively monitor clues related to IP infringement in the market and prevents risks. In terms of standardization and certification, the company has been consistently implementing the enterprise intellectual property management system. The company has obtained the intellectual property management system certification in 2019, and has been carrying out annual audits. We have successfully passed the recertification test in 2022 that scientifically and systematically enhances the company’s management of intellectual property protection. By the end of December 2022, OneConnect has submitted 5,905 global patent applications (including 4,378 domestic ones and 1,527 overseas ones) in total, covering critical technology such as artificial intelligence, blockchain, big data, cloud computing, and information security. 863 computer software copyrights and 1,106 trademarks (including 516 domestic ones and 590 overseas ones) were registered. Among them, 253 new patent applications were submitted, 109 new softwares were registered, and 164 new trademarks were granted in FY2022. The company regularly produces educational programs and training courses on intellectual property to elevate the awareness of all employees on IP protection and risk prevention. Educational materials have been sent in the forms of quarterly and semi-annual IP reports to employees at all levels to enable them to fully understand the implication of IP and IP infringement, as well as the efforts made by the company in the area of IP and the results achieved. During the year, the company issued a total of 4 IP-related publications. In addition, in terms of supply chain management, the company explicitly requires suppliers to confirm whether they have the intellectual property rights for the products or services required by the company and subsequently provide proof of ownership to avoid infringement of others’ intellectual property rights. Anti-Money Laundering, Anti-Monopoly, and Fair Competition In order to optimize the anti-money laundering and compliance restraint mechanism, OneConnect has built an overall anti-money laundering and compliance restraint system, established a comprehensive anti-money laundering institutional framework, formulated policies such as the Anti-Money Laundering and Penalties List Monitoring Management Measures and the Anti-Money Laundering and Anti-Terrorist Financing Internal Audit Working System, designed and improved anti-money laundering processes, supervised and reviewed the domestic and overseas compliance management of all business lines and subsidiaries to improve the level of anti-money laundering performance. OneConnect has been strictly complying with the Anti-Monopoly Law of the People's Republic of China, the Anti-Unfair Competition Law of the People's Republic of China and other relevant laws and regulations, following the principles of fairness, legality, integrity, and good faith, operating in compliance with the law, engaging in fair and orderly competition and consciously maintaining market competition environment. OneConnect also continuously strengthens the company’s anti-monopoly and fair competition assessment, rigorously reviews the legal compliance of investment, M&A and other transaction activities, and discloses information as required. In 2022, the company is neither under any investigation for money laundering-related disputes, nor subject to litigation or penalties for alleged monopoly or unfair competition. OneConnect has submitted 5,905 global patent applications (including 4,378 domestic ones and 1,527 overseas ones) in total, covering critical technology such as artificial intelligence, blockchain, big data, cloud computing and information security. 863 computer software copyrights 1,106 trademarks (including 516 domestic ones 590 overseas ones) were registered. Among them 253 new patent applications were submitted

2022 Environmental, Social, and Governance Report

Data Security and Privacy Protection

OneConnect strictly abides by the *Cybersecurity Law of the People's Republic of China, Data Security Law of the People's Republic of China, Personal Information Protection Law of the People's Republic of China* and other relevant laws and regulations, attaches great importance to the protection of user information security, actively improves the company's information security management related systems and policies, firmly protects user information and privacy, and provides the most reliable service for users.

By establishing an information security and data security management system, the company implements a series of uniform regulations related to information security and data security management. The company's work related to information security and data security is carried out in accordance with the requirements of relevant regulations and other information security management documents, stipulating that all employees of the company need to duly implement the management system.

The information security regulations consist of the following four categories: the information security guideline, information security strategy, information security management methods, and information security implementation rules.

- The information security guideline is the management's commitment to the protection of information assets and their requirements.
- Information security strategy establishes the principles and the direction of information security protection.
- Information security management practices are used to detail the standard requirements for each information security management area.
- Information security implementation rules are used to specify the requirements for the implementation of information security standards, which are usually applied to IT systems such as platforms, operating systems, application systems, internet equipment and transmission.

25

Solid Operation

The company continues optimizing its security system and has established personal information security impact assessment, data classification, as well as cross-border data transfer mechanisms. We have organized an accounting of company-level data assets, and formulated and implemented data storage compliance strategies, so as to comprehensively reinforce the framework of a compliance system that meets the three major security regulations.

At present, the company has received multiple certifications, including *ISO 9001 Quality Management Systems*, *ISO 20000 IT Services Management*, *ISO 22301 Business Continuity Management*, *ISO 27001 Information security management* and *ISO 27701 Privacy Information Management*, and has achieved the full coverage of information security protection for all business processes throughout each management systems.

In terms of information security monitoring and emergency response, the company has set up effective management processes and mechanisms, and regularly conducts emergency security drills for issues that may arise during the operation of all OneConnect systems to enhance the monitoring and emergency response capabilities for security incidents such as cyber intrusion, as well as to improve the company's emergency response capabilities for all system emergencies, shorten system interruption time, and decrease commercial losses.

In terms of personal information protection, the company has formulated the *Management Measures of Personal Information Compliance* and *Personal Information Security Impact Assessment Regulations* to regulate the company's personal information protection practices by forming written documents and an efficient and sound management system to strongly safeguard personal information. In FY2022, the company has completed 158 encryptions of personal information database, which strengthened the systems' data security, reduced the risk of data leakage, and effectively enhanced the company's capabilities in personal information protection.


数据采集安全规范
金融壹账通 信息安全团队<宣>
数据采集是指在业务开展、数据迁移、应用测试等场景，需要IT人员编写脚本或通过采集平台在后台数据库中提取数据的工作。数据采集主要分为两大类，生产环境明文查询或导出，以及生产环境脱敏查询或导出。
生产环境敏感数据查询
生产环境敏感明文导出
生产环境脱敏数据导出
非生产环境数据脱敏

Meanwhile, the company conducted information security-related education and training to employees in order to fully strengthen their awareness on information security protection and improve their ability to protect information security. In FY2022, 15 information security-related training were carried out through emails and the ZhiNiao platform, including 5 data security training through the ZhiNiao platform and 10 emails sent to all employees. The company published a total of 4 special issues in regard to laws and regulations associated with global network, data, personal information security, and other related topics.

- **15** information security-related trainings were carried out through emails and the ZhiNiao platform
- **5** data security trainings through the ZhiNiao platform
- **10** emails sent to all employees
- a total of **4** special issues in regard to laws and regulations associated with global network, data, personal information security, and other related topics

26

27 28 2022 Environmental, Social, and Governance Report Solid Operation OneConnect maintains a customer-centric philosophy and improves service quality by providing training to customer service personnel, conducting customer satisfaction surveys, and utilizing quality tracking as well as other effective approaches. In terms of meeting customer needs, the company has written documents such as Treasury of Marketing and Marketing Think Tank to standardize the content of products and services, and the marketing center is responsible for updating and improving the relevant content based on the requirements of laws and regulations and the details of products and services, delivering the updated materials to the sales team on a monthly basis, and requiring the sales staff to adopt the standard plan when serving customers in order to guarantee the quality and content of the marketing. In FY2022, the company was not subject to any penalties for inappropriate marketing practices. In respect of guarantee the service quality, OneConnect business team is responsible for responding to customer needs. The team will consider customers demand and form work plans which will be implemented and continuously communicated with customers to guarantee the quality of deliverables. In order to maintain customer service quality, the company has introduced the Service Quality Management Specification, Business-side Customer Service Management Measures and other policy documents which stipulate the work related to customer consultation and the handling of customer complaints. In regard to customer feedback, each responsible department and person should respond in a timely manner to achieve the 100% response rate. The complaint issues should be investigated and handled according to the principle of equality, objectivity, and fairness to avoid the issues of further complaints against the customer complaint itself, which would escalate the severity of the complaint. The personal information of the complainant shall be kept strictly confidential and can only be used for the purpose of internal complaint handling. For major complaints or mass incidents, the customer service team should interact with the administration, audit, legal compliance, compliance, brand promotion, and other teams to handle the complaints, concurrently report such matter to the company’s Consumer Protection Committee. If the company’s emergency response plan was triggered, such matter will be handled in accordance with the provisions of the company’s General Emergency Response Plan, and the company has also set up a customer service management team to oversee relevant behaviors. Customer Service and Quality Assurance In regard to customer feedback, each responsible department and person should respond in a timely manner to achieve the 100% response rate the online service satisfaction score was 9 out of 10 In terms of customer service training, the company has set up three parts of training content, which consists of marketing think tank Q&A, ad hoc pre-launch training on new business and new functions, ad hoc online live classes that feature operational knowledge, soft skills training based on recording materials updated once or twice a week, and discussion and learning materials associated with compliance and security-related topics. The complete and scientific training system effectively improves the work quality and performance of customer service staff. In FY2022, the company sets a target of “Problem Resolution Rate ≥ 90% within 72 Hours” for customer problems (including customer complaints), and eventually it achieved excellent results with a 72 hours problem resolution rate of 99.5% for the year. The company conducted a survey on customer satisfaction in 2022, and the online service satisfaction score was 9 out of 10. After the research and summary, the company’s management received information in regard to customer satisfaction evaluation and service feedback, pointed out the future improvement direction for the quality of customer service. 27

29 30 2022 Environmental, Social, and Governance Report Achieved Win-Win Situation with Industry Partners

2022 Environmental, Social, and Governance Report

Participation in Activities Organized by External Organizations

OneConnect actively joins external organizations and participates in externally organized activities. At present, the company has joined nearly 30 associations or organizations, such as China Association of Small and Medium Enterprises, Internet Finance Association of Small and Medium-sized Banks, and Beijing FinTech Industry Alliance, with the expectation of assisting more enterprises in achieving digital transformation through these associations or organizations.


中小银行金融科技
发展研究报告
2022
Research Report on the Development of
Fintech in Small and Medium Banks

OneConnect joined China Association of Small and Medium Enterprises (CASME) to support the healthy development of SMEs through technology. OneConnect launched the first domestic financial technology service platform that connects banks and other financial institutions with SMEs: *OneConnect Intelligent financial service platform for SMEs and Bank*, which widely applies technology to 3 functions: intelligent customer matching, intelligent risk prevention, and intelligent system application. The platform has managed to innovate the overall credit processes in the traditional mode of banks and other financial institutions helping banks to efficiently broaden their business scale, enhancing their risk control performance, and optimizing their input-output ratio. Overall, it greatly improves the ability of banks and other financial institutions to carry out credit business for SMEs, which would help addressing the difficult, slow, and expensive financing realities of SMEs.



31

Achieved Win-Win Situation with Industry Partners

The Internet Finance Association of Small and Medium-sized Banks (IFAB) is a social organization jointly initiated by Ping An Insurance (Group) Company of China and small and medium-sized banks across the country under the guidance of Local Financial Regulatory Bureau of Shenzhen Municipality, and registered in the Social Organizations Administration of Shenzhen Municipality. Bank of China is also a member of the association. The secretariat of the alliance is set in OneConnect. In order to help small and medium-sized banks find breakthrough points in the application of financial technology and form optimal solutions for digital transformation, IFAB worked with OneConnect and China FinTech 50 Forum to complete the *Research Report on the Development of Fintech in Small and Medium Banks (2022)*, applying in-depth data and scientific research models, combined with rigorous analysis and a considerable amount of successful case studies, to describe the digital transformation performance of small and medium banks in detail and proposed practical suggestions to address the identified issues.

OneConnect has also established the Supply Chain Finance Working Committee with IFAB and CASME to empower small and medium-sized banks to provide comprehensive financial services based on the local industries, fintech, and resources possessed by IFAB and CASME to construct distinctive bank services while differentiating themselves from others.

By using the company's technological advantage, OneConnect has participated deeply in the preparation of multiple reports by Beijing FinTech Industry Alliance that empower Beijing FinTech Industry Alliance and expand its influences. In 2022, Beijing FinTech Industry Alliance released the *Financial Applications of Privacy Computing Technologies Report*, *Status and Implementation Guidelines of Financial Applications of Multiparty Secure Computing*, and *White Paper on Financial Applications of Federated Learning Technologies*, all of which OneConnect participated in as joint author.

Advancing Common Development of the Industry

OneConnect actively participates in the development of industry standards, leading the market development while adjusting its own development direction to achieve a win-win situation. In June 2022, the General Office of the Ministry of Human Resources and Social Security officially released the *National Occupational Skills Standard for Auto Rescuer (For Trial Implementation)*, which is the first official occupational skill standard for the new occupation of auto rescuer (occupation code 4-02-02-09). With years of expertise and practical experience in the industry, OneConnect's car owner service team from the insurance division participated in the review process of the standard to advance the auto rescuer industry towards professionalization and standardization.


中国保险科技发展报告
2021

OneConnect was invited to the preparation of the *China Insurance Technology Development Report (2021)* which was officially released by the Insurance Association of China in September 2022. Within the report, OneConnect provides strong support to the content of "Insurance Technology Application in Third Party Organizations". Technology has become the key element to achieve high-quality development for the insurance industry, and OneConnect has been making great efforts in the process of developing insurance technology.

On November 17, 2022, at the 5th China Fintech Industry Summit hosted by the China Academy of Information and Communications Technology (CAICT), the *Solution of Information Technology Application Innovation of Core Banking Business 2.0* was officially released by OneConnect and CAICT, which is dedicated to providing bank institutions with the dual support of "consulting services + implementation", and helping banks achieve their goals on information technology application innovation in the short, medium and long-term.

32

2022 Environmental, Social, and Governance Report

Achieved Win-Win Situation with Industry Partners


TECHNOLOGY CREATES VALUE THROUGH EXPERTISE
Technology-as-a-Service Provider For Financial Institutions

Strengthening Supplier Management

Referring to the *Policy Statement on Sustainable Supply Chain of Ping An Group*, OneConnect has formulated the *Procurement Management Measures*, adhering to the principle of "Clean & Integrity and Transparent Procurement", and set-up win-win and long-term mutually beneficial cooperation with suppliers through highly transparent and responsible procurement processes and supplier management measures. The company will continue to optimize its procurement and complete due payments in a timely manner, effectively promoting the sustainable development of the entire supply chain.

OneConnect adopts Ping An Group's supply chain ESG management system, and adds requirements of sustainable development in the process of supplier entry audit, evaluation, process management, and tracking and feedback. The elements we focus on are suppliers' ESG performance such as environmental protection, employee rights, and risk management. The supplier evaluation team consists of representatives from the supplier management team, procurement management team, and user departments. After completing the cooperation, we will rate the suppliers' performance, risk management, and other aspects, the evaluation results may affect the subsequent cooperation.





OneConnect upholds the principle of integrity, transparency, legality, and compliance for supplier management, and established effective penalty mechanisms and complaint channels to ensure integrity and fairness. In FY2022, the number of suppliers on which OneConnect performed admittance assessment was 1,563; 11 supplier relations were terminated due to breaches found during the cooperation process.

At the same time, OneConnect has added sustainability requirements to the contract terms which are signed with all suppliers, with clear provisions on anti-bribery, information security and privacy protection, network security, intellectual property protection, labor rights protection, and employee development, demanding suppliers to actively fulfil corporate social responsibilities and obligations. Meanwhile, OneConnect signed *the Anti-Corruption Compliance Commitment Letter* with all suppliers. OneConnect organizes and carries out relevant education and training for suppliers. In 2022, online training was mainly used to conduct training on specific topics, by which OneConnect urges suppliers to improve their comprehensive ESG performance.

the number of suppliers on which OneConnect performed admittance assessment was **1,563**

11 supplier relations were terminated due to breaches found during the cooperation process

33

34

2022 Environmental, Social, and Governance Report

People-Centered Management

Employment Compliance

OneConnect strictly abides by the local labor laws and regulations where it has its operations, and has established the company's recruitment policy based on the recruitment policy of Ping An Group and the company's own situation. In the recruitment process, the company guarantees that no child labor shall be hired, and no discrimination on candidates due to their differences in gender, ethnicity, religious beliefs, appearance, age, marital status, place of origin, nationality, etc. The company verifies employee identity by various means, signs employment contracts with employees in accordance with law and regulations. Working hours and vacation time are determined in accordance with the *Company's Attendance and Leave Management Policy*. Agreed salaries are paid in full amount and on time and the company ensures that it is not involved in any form of child labor and forced labor activities. The company also pays for employees' social securities and provides relevant employee benefits in accordance with the law and it outlines provisions about zero tolerance of sexual harassment in the employee handbook to create an equal, comfortable, non-discriminatory, and diverse work environment for employees.

The company has established diversified recruitment channels, which include the company's website, recruitment platform websites, internal recommendations, headhunters, and recommendations by external suppliers. The company selects suitable candidates from various channels and conducts multiple rounds of interviews, examining the candidates' performance from various angles to assess whether he or she matches the positions, and subsequently selecting the most suitable candidates for the positions.

The human resource department of the company carries out human resource planning on an annual basis, and supplements staff based on the plan. To fill the positions for new types of business, the company would consider inter-disciplinary talents who demonstrate strong adaptability and suitability to the requirements of the positions.

As of the end of 2022, the company had a total of 2,832 employees, of which 1,836 were male employees and 996 were female employees.

As of the end of 2022,

the company had a total of **2,832** employees,

of which **1,836** were male employees

and **996** were female employees

Talent Development and Cultivation

OneConnect attaches great importance to the development and cultivation of talents, providing employees with abundant training opportunities and a sound promotion mechanism to enable them to improve their professional capabilities to achieve greater career success, thus achieving a win-win situation.

37

The company's employee career development system is divided into two parts.

The first part is the ranking system

Horizontally, the company's ranking system includes profession, technology, function, operation, management, executive committee, legal compliance and other channels, and each channel is divided into several sub-sets based on specific functions. It is vertically divided into junior, intermediate, senior, and leading levels, covering all positions and personnel of the company.

The second part is the development path

According to their preferences, employees can sharpen their professional skills vertically along the promotion system or choose to develop their management skills according to their career interests and career direction after being promoted to the intermediate level. In addition, employees are given the options to continue working in its current positions or transfer to other positions within the company.

In terms of training, the company has established an innovative "Marathon Training System" for all employees. Such system is a tailored training program for OneConnect employees. It is guided by the company's strategy and focuses on the core needs of business and talent development, accompanying every employee as they grow up.


马拉松培训体系2022年重磅升级
3月培训看板
多元赋能
潜能激发
核心打造

Introduction of "Marathon Training System" 2022

The company concentrates on unlocking employees' potential, empowering employees and enabling them to accumulate professional knowledge, and striving to build a platform that integrates diversified training for all types of employees. In FY2022, 50 career development-related training were conducted. Training approaches include lectures provided by external experts and internal lecturers, online learning, and flipped classroom, etc. The satisfaction score of employee training was 4.7 out of 5.

Data on Career Development Related Training of OneConnect in 2022

Employee Classification	Coverage Percentage (%)	Average Training Hours (hours/person	Number of Trainees (person)
Male employees	90.8	7.2	1667
Female employees	94.8	7.2	944
Senior employees	20	20	10
Intermediate employees	70	8	420
Junior employees	100	7	2181

38

39 40 2022 Environmental, Social, and Governance Report People-Centered Management In order to enhance the company’s internal motivation for sustainable development, build a competitive salary system, and standardize the company’s remuneration management, OneConnect has formulated a salary management system applicable to all internal employees of the company and its subsidiaries. The remuneration system is consistent with the company’s long-term and short-term strategies, business objectives, and corporate culture to leverage resources to attract, retain, motivate, and develop talents. In FY2022, the company has optimized the compensation management system, completed written documents in regard to current practices, and established a compensation and benefit system consisting of basic salary, performance bonus, welfare allowance, year-end bonus, long-term incentives, and other components, and allocated more compensation resources to the core and outstanding employees. In terms of the communication with employees, face to face meeting between supervisors and employees is a commonly adopted communication approach in the company, and the content of communication includes but not limited to remuneration and benefits, work planning, and feedback on work results. The company implements the human resources model of three pillars. If an employee does not have effective communication with his or her direct supervisor, he or she can also communicate with HRBP (Human Resources Business Partners), who will communicate with COE (Center of Expertise) to draft a solution. In case of dissatisfaction with the performance rating, a complaint channel is set up in the performance system for employees to appeal and give feedback. In terms of benefits, taking mainland China employees as an example, in order to establish a multi-level pension insurance system with the aim of developing corporate annuities and better protecting employees’ life quality after retirement, the company has set up a corporate annuity basic contribution plan and performance incentive contribution plan for in-service employees who meet the conditions, and ensures stable appreciation of asset under the trust management model, so that employees can increase their retirement income, improve their living quality after retirement, and enjoy the benefit of personal income tax thanks to deferred annuity contributions. The company attaches great importance to the physical and mental health and safety of employees, has formulated and issued the Security Safeguard Work Regulation to maintain the normal business order of the company and ensure the safety of the company's property and employees.The company heartly cares for the health and safety of employees, creating a comfortable and safe working environment for employees and providing full packages for the health and safety of every employee. The company provides annual physical examinations, mental health counseling, infirmary treatment, cooling and heating benefits, etc. In FY2022, the company conducted education associated with pandemic personal protection and CPR(Cardio Pulmonary Resuscitation) training for all employees, aiming to improve employees’ awareness and ability to protect their own health. In order to strengthen the personal security system of employees, the company also provided additional comprehensive welfare protection plans such as accident, life, and medical insurance to meet the multi-level and all-round protection needs of employees. During the reporting period, no employees had work-related injuries or work-related deaths. In the future, the company will continue to maintain its focus on the occupational health and safety of its employees and provide more health protection for employees both physically and mentally. Remuneration and Benefits Employee Health and Safety The company protects the rights and interests of employees, caring for their lives while satisfying their various needs. Apart from normal working, the company organizes a wide range of cultural activities based on the theme of “ immersive Work and Healthy Life”, such as activities for communist party members, Women’s Day, Chinese Valentine’s Day, Mid-Autumn Festival, Programmer’s Day, late-night canteens, brisk walking, talent contests, club activities, etc., all of which create a friendly corporate culture that balances work and leisure. At present, the company has not employed any disabled employees but pays the employment guarantee fund for the disabled on a regular basis; in terms of the rights and interests of female employees, the company provides baby care rooms, strictly implements the national regulations on maternity leave, while implements the policies associated with breastfeeding leave, pregnancy leaves (one extra hour of rest per day within the two months before delivery), half-day leave on Women’s Day, etc., the company carries out various online and offline activities such as parenting activities on Children’s Day and organizes various activities including yoga, dance and swimming. This year, the company held the “Parent-Children Workplace Experience on 1st June” event where children and parents could participate in a series of intimate activities together in the workplace, for example, gift winning, handcrafts, fun games, etc. so as to promote family harmony and the healthy growth of children. Employee Rights and Caring Corporate culture is the soul of the company. The company has created the corporate culture slogan of “One Family, One Heart, Fighting Together”. The corporate culture includes the culture of being cooperative, alert, innovative, and performance-oriented and is the driving forces and sources of the sustainable development of the company. Corporate Culture Activities In respect of the establishment of the award system, the company refers to a “horse racing” model and evaluates the performance, innovation, collaboration, and other indicators of employees. Those who perform outstandingly in terms of income generation, sales, service, science and innovation, project performance, and other aspects will be rewarded. In terms of media publicity, the company publicizes information and performance of award-winning employees through culture walls and public screens to spread positivity and motivate employees to work enthusiastically and strive to achieve their personal values. In terms of the performance culture, the company creates a performance culture of “competition, incentives, and elimination”, which empowers supervisors and employees through performance management, assisting supervisors in taking comprehensive assessment of the teams’ performance and the quality of work and offering tailored coaching to employees. The company aims to encourage employees to take ownership and unlock the potential of the teams so as to achieve its business goals and improve its performance.

41 42 2022 Environmental, Social, and Governance Report Marching Towards a Low-Carbon Future

2022 Environmental, Social, and Governance Report

Carrying Out Green Operation

OneConnect focuses on environmental protection in its operation process, and takes environmental protection as one of the core elements of business operation and incorporates it into the long-term development strategy of the company. In business operations, OneConnect actively reduces the impact of business operations on environment through energy-saving renovation, guiding employees to save energy and reduce emission, and strengthening waste management.

In order to regulate operational management of OneConnect's workplace, clarify the daily management requirements of the workplace and employees' daily behavior, and at the same time enhance the effectiveness of energy saving and cost reduction, the company has formulated the *Workplace Operation and Management Standards* and carried out environmental improvement in workplaces across the country to create a civilized, harmonious, clean, and tidy office environment that consequently nurtures appropriate employee habit as well as achieves goals of energy saving and emission reduction.



Collection of used batteries and draft paper in the workplace



OneConnect Financial Technology Co., Ltd

关于节约每“一滴水 一度电 一张纸 一份餐”的倡议

一、节约每一滴水

二、节约每一度电

三、节约每一张纸

四、节约每一份餐

特此通知

launched the initiative of Saving "Every Drop of Water, Every Degree of Electricity, Every Sheet of Paper, and Every Piece of Food"

The company's water mainly comes from municipal water supply which is relatively stable. The company's annual water consumption is only about 16,000 tons which is relatively low in comparison with production-oriented enterprises. In order to further advocate the policy of energy saving and emission reduction as well as minimize waste, we set the target of reducing the operation and maintenance cost by 5% in 2022 considering the company's operation and characteristic, while regularly analyze the energy consumption data according to the monthly consumption data to find out the consumption hotspots and propose improvement measures, so as to reduce water and electricity costs of the top ten offices by more than 10% in 2022 compared with 2021. Meanwhile, the company also launched the initiative of *Saving "Every Drop of Water, Every Degree of Electricity, Every Sheet of Paper, and Every Piece of Food"* targeting all employees, calling on all employees to develop a good habit of saving water, electricity, paper, and food, reducing equipment wastage, avoiding lavish consumption, and becoming the implementors of energy conservation and emission reduction.

As a non-production company, OneConnect does not possess any vehicles, thus there is no direct emission of pollutants into the air, water, or land. The waste generated by the company is mainly electronic wastes and office wastes. In respect of waste management, we strictly comply with the *Law of the People's Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes* and categorize solid waste. For discarded electronic products, we will draft an asset list, select a third party organization that meets the requirements through tendering, and transfer the waste to the organization for recycling; for office waste, the common approach is to guide employees to carry out waste categorization so that the waste could be properly handled by the property management company.

43

Marching Towards a Low-Carbon Future

Joint Establishment of "Double Carbon" Innovation Lab

OneConnect views ESG as an essential element to achieve sustainable development. While implementing our ESG, we also utilize technologies to help clients actualize their ESG goals. As a business technology service provider for financial institutions, OneConnect has strong cutting-edge technology strengths in the fields of artificial intelligence, big data, and blockchain, and has been listed on the Forbes Global 50 Blockchain for two consecutive years.

As the "double carbon" goal becomes the national strategy, companies will be facing a number of business opportunities and challenges. Taking account of the company's operating model, climate change will affect the company's operating costs mainly through potential changes in energy prices, and since the company's overall energy consumption is not quite high, the financial impact of climate change on the company will be relatively low. However, through the analysis of climate change impacts , the company's business model, and technological advantages, the company realizes that there will be considerable opportunities in integrating blockchain and the climate change. Blockchain technology can effectively help improve the reliability, fairness, and accuracy of data flow, expand the application scope of the data, enable the capitalization of carbon market transaction data, which would ultimately enhance the liquidity of carbon assets. Considering this, on March 22, 2022, OneConnect joined hands with China Mobile Research Institute, China Quality Certification Center, and Sinochem Environmental Holdings Co., Ltd. to hold the "Blockchain + Energy" National Blockchain Application Innovation Pilot Seminar. In this seminar, the "Digitalization and Intelligentization of Carbon Peaking and Carbon Neutrality & Blockchain plus Energy" Innovation Lab ("Double Carbon" Innovation Lab) was officially inaugurated. The white paper *Blockchain Enables "Carbon Peaking and Carbon Neutrality"* compiled by OneConnect, was officially released.

With the establishment of the "Double Carbon" Innovation Lab, OneConnect will utilize its technical advantages in the blockchain field and collaborate with the members to complete the joint application of the national pilot projects, aiming to form a standard product of "Blockchain + Energy/Double Carbon" to boost the "Double Carbon" goals and ESG practices with technological power.

In the future, the "Double Carbon" Innovation Lab will leverage the advantages of each member and the national pilot projects and continue to make efforts in the fields of digitalization of "double carbon", development of blockchain technology standards, and the construction of "double carbon" management platform at national/local/industry level, etc. It will also accelerate the deployment of joint labs with verification capabilities among enterprises, verification agencies, and regulatory departments and empower the society to improve the credibility and intelligentization of carbon emission, carbon reduction, and carbon neutrality.


区块链赋能
“碳达峰碳中和”白皮书
(2022版)
2022年3月

44

45 46 2022 Environmental, Social, and Governance Report Charitable Activities

2022 Environmental, Social, and Governance Report Charitable Activities

Fight against the pandemic

In 2022, the pandemic situation in Shenzhen and Shanghai was rather unpredictable. Given the company has headquarters in both Shenzhen and Shanghai, OneConnect quickly appointed the communist party committee as the core coordinator and organized employees to actively participate in volunteer services such as code checking and pandemic guidance in the workplace. Our employees also served as volunteers in their local communities, assisting with nucleic acid testing(NAT), resources allocation and helping disadvantaged groups. In addition, OneConnect also donated 100,000 yuan to the Shanghai Xuhui District People's Government to support the prevention and control of the pandemic.

OneConnect also donated **100,000** yuan to the Shanghai Xuhui District People's Government to support the prevention and control of the pandemic


和衷共济
大爱无疆

Support for Science Education

We firmly believe that love and technology shall be intertwined and growing together. Through our efforts, we also raise the public's awareness and understating of financial technology. OneConnect has been making contribution to support education and poverty alleviation.

In May 2021, OneConnect announced the charitable program of "Grow Together with Love and Technology", which is dedicated to donating technology resources to schools in rural areas and empowering the healthy growth of young children. In June 2021, the public welfare program was introduced to the Ping An Hope Primary School in Duiziqian Town, Suichuan County, Ji'an City, Jiangxi Province. A technology caravan brought a number of technological equipments and teaching materials such as Gamma glasses, AI micro-expression recognition, AI painting, etc., to the school and pass love and care in a scientific and technological manner.

In 2022, the program of "Grow Together with Love and Technology" was still in progress. OneConnect sticks to its original intention, takes the mission of serving the people's livelihood, and grasps the two directions of "cultivation of financial technology talent" and "rural revitalization and poverty alleviation through education". OneConnect utilizes the power of "finance + technology" to fulfill social responsibilities and promote digital charity activities.

April 23 is the World Book and Copyright Day. In 2022, OneConnect firstly organized a parenting book recommendation activity for employees in order to collect a list of book recommendation. Then, with the recommendations from employees, the company purchased a number of technology-related book sets and customized notebooks and sent them to five Ping An Hope Primary Schools. We hope to bring the joy of reading and technology to more rural children on the World Book and Copyright Day.


爱与科技
壹起成长



Poverty Alleviation

In 2022, OneConnect actively participated in the project of "Shenzhen Stands with Kashgar Prefecture · Benevolence Makes Brighter Future" initiated by One Foundation, donating more than 50,000 yuan of resources to the Kashgar region and aiming to help local people in need to relieve their living difficulties.

donating more than **50,000** yuan of resources to the Kashgar region


爱心贡献
深圳振疆


我眼中的科技
12月27-31日
温暖呈现
公益画展

47 48

2022 Environmental, Social, and Governance Report

Outlook

From expanding market shares to cultivating customers, OneConnect has embarked on a new journey with the upgraded strategy of "One Body and Two Wings". In FY2022, the company adopted an Environmental, Social and Governance Policy which establishes the principles and guidelines for the company and its subsidiaries in developing and implementing strategies and initiatives related to ESG. The company has recognized the importance of pursuing and achieving sustainable operation and development and is committed to becoming a responsible and industry-leading company which creates long-term value for its shareholders.

The company has taken concrete actions in the ESG areas, striving to reduce the environmental impacts of its operations, unifying all stakeholders to achieve a win-win situation while optimizing its governance. In the future, the company will continue to respond to the *14th Five-Year Plan (2021-2025) for National Economic and Social Development and the Long-Range Objectives Through the Year 2035* and "30·60" double carbon goals. The company will continue to deepen its understanding of ESG concepts, improve its ESG management, and ensure the ESG concepts are fully integrated in its decision-making process. We will conduct our business in a responsible and sustainable manner, behave as a good corporate citizen, and keep our commitment to charitable activities and make contribution to the creation of a better future.



49

Appendix 1

Appendix 1 Table of Key Performance Indicators

Environmental Indicators

Category	Key performance indicator	Unit	2022
Greenhouse gas	Scope 2 greenhouse gas emissions	Tonnes CO_2e	1326.30
	Scope 2 greenhouse gas emissions per unit	Tonnes CO_2e /person	0.47
Solid waste	Total hazardous waste	Tonnes	4.16
	Hazardous waste intensity	Tonnes / person	0.0015
	Total non-hazardous waste	Tonnes	229.10
	Non-hazardous waste intensity	Tonnes / person	0.081
Resources	Total electric power consumption	MWh	2269.01
	Electric power consumed intensity	MWh / person	0.80
	Total water consumption	Tonnes	16098.54
	Water consumption intensity	Tonnes / person	5.68
	Paper consumption in the office	Tonnes	6.61

Notes

1. The environmental data about the company's operations in this report is for the period of January 1, 2022 to December 31, 2022. The scope of the organization includes all workplaces of OneConnect located in Shenzhen, Shanghai, Beijing, Chengdu, and Hong Kong.
2. OneConnect does not produce scope 1 GHG emissions in the course of operations and business activities. Scope 2 GHG emissions are mainly GHG emissions caused by the use of purchased electricity. In the accounting of scope 2 GHG emissions, the company adopted the grid emission factor (0.5810 tCO_2/MWh) obtained from the *guidance for accounting and reporting corporate GHG emissions- power generation facilities (revised in 2022)* issued by the Ministry of Ecology and Environment of China, and the emission factor(0.71 tCO_2/MWh disclosed in the *HK Electric Investment Sustainability Report 2021* was used for the Hong Kong workplace.
3. Hazardous waste mainly includes wasted electronic products, waste ink/toner cartridges, and wasted lamps/bulbs. Non-hazardous waste is mainly office waste generated in the office area.
4. The total water consumption counted by the company is mainly municipal water supply (tap water), excluding the consumption of barrels and bottled water for drinking.

Social Indicators

Category	Key performance indicator		Unit	2022
Employee	Number of employees at the end of the year		Person	2832
	Number of employees by gender	Male employees	Person	1836
		Female employees	Person	996
	Number of employees by grade	Senior employees	Person	51
		Intermediate employees	Person	600
		Junior employees	Person	2181
	Number of employees by age	Employees under aged 30	Person	637
		Employees aged between 30 to 50	Person	2148
		Employees over aged 50	Person	47

50

2022 Environmental, Social, and Governance Report

Appendix 1

Category	Key performance indicator		Unit	2022
Employee	Number of employees by area	Number of mainland employees at the end of the year	Person	2629
		Number of Hong Kong, Macau, Taiwan and overseas employees at the end of the year	Person	203
	Staff turnover rate by gender	Male employees	%	36
		Female employees	%	33
	Staff turnover rate by age	Employees under aged 30	%	39
		Employees aged between 30 to 50	%	33
		Employees aged over 50	%	36
	Staff turnover rate by area	Turnover rate of mainland employees	%	34
		Turnover rate of Hong Kong, Macau, Taiwan, and overseas employees	%	48

Category	Key performance indicator	Unit	2020	2021	2022
Health and safety	Number of work-related death	Person	0	0	0
	Rate of work-related deaths to the number of employees	%	0	0	0
	Number of day losses due to work-related injury	Day	-	-	0

Category	Key performance indicator		Unit	2022
Development and training	Percentage of trained employees by gender	Male employees	%	90.8
		Female employees	%	94.8
	Average training hours per employee by gender	Male employees	Hour	7.2
		Female employees	Hour	7.2
	Percentage of trained employees by grade	Senior employees	%	20
		Intermediate employees	%	70
		Junior employees	%	100
	Average training hours per employee by grade	Senior employees	Hour	20
		Intermediate employees	Hour	8
		Junior employees	Hour	7
Suppliers	Total number of suppliers		Unit	864
	Number of mainland Chinese suppliers		Unit	857
	Number of Hong Kong, Macau, Taiwan, and overseas suppliers		Unit	7
	Number of suppliers inspected in the admittance review procedure		Unit	1563
	Number of suppliers whose cooperation was terminated because of breaches		Unit	11
Product responsibility	Number of product and service complaints		Case	6
	Complaint resolution rate		%	100
	Online service satisfaction rate		Score (out of 10)	9
Business ethics	Number of corruption lawsuits against the company and employees		Case	0
	Economic loss of the company caused by the corruption lawsuits		Yuan	0

51

Appendix 2 HKEX's Environmental, Social and Governance Reporting Guide Index

Disclosure Obligations		Status	Chapter or Explanation
Mandatory Disclosure Requirements			
Governance Structure		Disclosed	Statement by the Board of Directors 01 ESG Governance - ESG Governance Structure
Reporting Principles		Disclosed	About this Report - Reporting Principles
Reporting Boundary		Disclosed	About this Report - Scope of the Report
"Comply or explain" Provisions			
Aspect A1: Emissions			
General Disclosure		Disclosed	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation
A1.1	The types of emissions and respective emissions data.	Not Applicable	OneConnect does not emit air pollutants in the course of its business operation, so this indicator is not applicable.
A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Disclosed	Appendix 1 Table of Key Performance Indicators
A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Disclosed	Appendix 1 Table of Key Performance Indicators
A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Disclosed	Appendix 1 Table of Key Performance Indicators
A1.5	Description of emissions target(s) set and steps taken to achieve them.	Disclosed	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation
A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Disclosed	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation
Aspect A2: Use of Resources			
General Disclosure		Disclosed	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation
A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Disclosed	Appendix 1 Table of Key Performance Indicators
A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Disclosed	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation
A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	Disclosed	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation
A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Disclosed	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation
A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	Not Applicable	OneConnect's business operation is not related to direct supply of packaging materials for manufactured goods, so this indicator is not applicable.

52

2022 Environmental, Social, and Governance Report
Appendix 2

Disclosure Obligations		Status	Chapter or Explanation
Aspect A3: The Environment and Natural Resources			
General Disclosure		Not Applicable	OneConnect does not consume much environmental and natural resources in its daily operations, so disclosures at the Aspect A3 regarding environmental and natural resources are not applicable.
A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Not Applicable	OneConnect does not consume much environmental and natural resources in its daily operations, so disclosures at the Aspect A3 regarding environmental and natural resources are not applicable.
Aspect A4: Climate Change			
General Disclosure		Disclosed	05 Marching Towards a Low-Carbon Future - Joint establishment of "Double Carbon" Innovation Lab
A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	Disclosed	05 Marching Towards a Low-Carbon Future - Joint establishment of "Double Carbon" Innovation Lab
Aspect B1: Employment			
General Disclosure		Disclosed	04 People-Centered Management - Employment Compliance
B1.1	Total workforce by gender, employment type (for example, full- or parttime), age group and geographical region.	Disclosed	Appendix 1 Table of Key Performance Indicators
B1.2	Employee turnover rate by gender, age group and geographical region.	Disclosed	Appendix 1 Table of Key Performance Indicators
Aspect B2: Health and Safety			
General Disclosure		Disclosed	04 People-Centered Management - Employee Health and Safety
B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Disclosed	Appendix 1 Table of Key Performance Indicators
B2.2	Lost days due to work injury.	Disclosed	Appendix 1 Table of Key Performance Indicators
B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Disclosed	04 People-Centered Management - Employee Health and Safety
Aspect B3: Development and Training			
General Disclosure		Disclosed	04 People-Centered Management - Talent Development and Cultivation
B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Disclosed	Appendix 1 Table of Key Performance Indicators
B3.2	The average training hours completed per employee by gender and employee category.	Disclosed	Appendix 1 Table of Key Performance Indicators
Aspect B4: Labour Standards			
General Disclosure		Disclosed	04 People-Centered Management - Employment Compliance
B4.1	Description of measures to review employment practices to avoid child and forced labour.	Disclosed	04 People-Centered Management - Employment Compliance
B4.2	Description of steps taken to eliminate such practices when discovered.	Disclosed	04 People-Centered Management - Employment Compliance

53

Disclosure Obligations		Status	Chapter or Explanation
Aspect B5: Supply Chain Management			
General Disclosure		Disclosed	03 Achieved Win-Win Situation with Industry Partners - Strengthening Supplier Management
B5.1	Number of suppliers by geographical region.	Disclosed	Appendix 1 Table of Key Performance Indicators
B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Disclosed	03 Achieved Win-Win Situation with Industry Partners - Strengthening Supplier Management Appendix 1 Table of Key Performance Indicators
B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Disclosed	03 Achieved Win-Win Situation with Industry Partners - Strengthening Supplier Management
B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Disclosed	03 Achieved Win-Win Situation with Industry Partners - Strengthening Supplier Management
Aspect B6: Product Responsibility			
General Disclosure		Disclosed	02 Solid Operation
B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Not Applicable	OneConnect does not produce products that may affect safety and health, so this indicator is not applicable.
B6.2	Number of products and service-related complaints received and how they are dealt with.	Disclosed	02 Solid Operation - Customer service and quality assurance Appendix 1 Table of Key Performance Indicators
B6.3	Description of practices relating to observing and protecting intellectual property rights.	Disclosed	02 Solid Operation - Intellectual Property Protection
B6.4	Description of quality assurance process and recall procedures.	Disclosed	02 Solid Operation - Customer service and quality assurance
B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Disclosed	02 Solid Operation - Data Security and Privacy Protection
Aspect B7: Anticorruption			
General Disclosure		Disclosed	02 Solid Operation - Business Ethics
B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Disclosed	Appendix 1 Table of Key Performance Indicators
B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	Disclosed	02 Solid Operation - Business Ethics
B7.3	Description of anti-corruption training provided to directors and staff.	Disclosed	02 Solid Operation - Business Ethics
Aspect B8: Community Investment			
General Disclosure		Disclosed	06 Charitable Activities
B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	Disclosed	06 Charitable Activities
B8.2	Resources contributed (e.g. money or time) to the focus area.	Disclosed	06 Charitable Activities

54

2022 Environmental, Social, and Governance Report

Appendix 3

Appendix 3 GRI Index

Statement of use	OneConnect has reported in accordance with the GRI Standards for the period [2022.1.1-2022.12.31].	
GRI 1 used	GRI 1: Foundation 2021	
GRI Standard/ Other sources	Disclosure	Location
GRI 2: General Disclosures 2021	2-1 Organizational details	About OneConnect - Company Profile
	2-2 Entities included in the organization's sustainability reporting	About this Report - Scope of the Report
	2-3 Reporting period, frequency and contact point	About this Report
	2-4 Restatements of information	This year is the first time to disclose ESG report and there is no restatement of information.
	2-6 Activities, value chain and other business relationships	About OneConnect - Company Profile
	2-7 Employees	04 People-Centered Management - Employment Compliance Appendix 1 Table of Key Performance Indicators
	2-8 Workers who are not employees	The organization does not have any workers other than employees.
	2-9 Governance structure and composition	01 ESG Governance - ESG Governance Structure
	2-12 Role of the highest governance body in overseeing the management of impacts	01 ESG Governance - ESG Governance Structure
	2-13 Delegation of responsibility for managing impacts	01 ESG Governance - ESG Governance Structure
	2-14 Role of the highest governance body in sustainability reporting	Statement by the Board of Directors 01 ESG Governance - ESG Governance Structure
	2-16 Communication of critical concerns	01 ESG Governance - Communication with stakeholder 01 ESG Governance - Identification of material issue
	2-23 Policy commitments	04 People-Centered Management - Employment Compliance
	2-24 Embedding policy commitments	04 People-Centered Management - Employment Compliance
	2-26 Mechanisms for seeking advice and raising concerns	01 ESG Governance - Communication with stakeholder
	2-27 Compliance with laws and regulations	02 Solid Operation - Operation Compliance
	2-28 Membership associations	03 Achieved Win-Win Situation with Industry Partners - Participation in the Activities of External Organizations
	2-29 Approach to stakeholder engagement	01 ESG Governance - Communication with stakeholder
GRI 3: Material Topics 2021	3-1 Process to determine material topics	01 ESG Governance - Identification of material issues
	3-2 List of material topics	01 ESG Governance - Identification of material issues
	3-3 Management of material topics	01 ESG Governance Structure - ESG Governance Structure 01 ESG Governance - Identification of material issues

55

GRI Standard/ Other sources	Disclosure	Location
GRI 201: Economic Performance 2016	201-2 Financial implications and other risks and opportunities due to climate change	05 Marching Towards a Low-Carbon Future - Joint establishment of established "Double Carbon" Innovation Lab
	201-3 Defined benefit plan obligations and other retirement plans	04 People-Centered Management - Remuneration and Benefits
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	Innovation Development Topic: Digital Transition for High-Quality Development
	203-2 Significant indirect economic impacts	Innovation Development Topic: Digital Transition for High-Quality Development
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	02 Solid Operation - Business Ethics
	205-2 Communication and training about anti-corruption policies and procedures	02 Solid Operation - Business Ethics
	205-3 Confirmed incidents of corruption and actions taken	02 Solid Operation - Business Ethics
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	02 Solid Operation - Business Ethics
GRI 207: Tax 2019	207-1 Approach to tax	02 Solid Operation - Operation Compliance
	207-2 Tax governance, control, and risk management	02 Solid Operation - Operation Compliance
	207-3 Stakeholder engagement and management of concerns related to tax	01 ESG Governance - Communication with stakeholder
GRI 302: Energy 2016	302-1 Energy consumption within the organization	Appendix 1 Table of Key Performance Indicators -Environment
	302-3 Energy intensity	Appendix 1 Table of Key Performance Indicators -Environment
	302-4 Reduction of energy consumption	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation
	303-2 Management of water discharge-related impacts	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation
	303-5 Water consumption	Appendix 1 Table of Key Performance Indicators -Environment
GRI 305: Emissions 2016	305-2 Energy indirect (Scope 2) GHG emissions	Appendix 1 Table of Key Performance Indicators -Environment
	305-4 GHG emissions intensity	Appendix 1 Table of Key Performance Indicators -Environment
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation
	306-2 Management of significant waste-related impacts	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation
	306-3 Waste generated	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation
	306-4 Waste diverted from disposal	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation
	306-5 Waste directed to disposal	05 Marching Towards a Low-Carbon Future - Carrying Out Green Operation

56

2022 Environmental, Social, and Governance Report

GRI Standard/ Other sources	Disclosure	Location
GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteria	03 Achieved Win-Win Situation with Industry Partners - Strengthening Supplier Management
	308-2 Negative environmental impacts in the supply chain and actions taken	03 Achieved Win-Win Situation with Industry Partners - Strengthening Supplier Management
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	Appendix 1 Table of Key Performance Indicators -Society
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	04 People-Centered Management - Remuneration and Benefits
GRI 403: Occupational Health and Safety 2018	403-3 Occupational health services	04 People-Centered Management - Employee Health and Safety
	403-5 Worker training on occupational health and safety	04 People-Centered Management - Employee Health and Safety
	403-6 Promotion of worker health	04 People-Centered Management - Employee Health and Safety
	403-8 Workers covered by an occupational health and safety management system	04 People-Centered Management - Employee Health and Safety
	403-9 Work-related injuries	04 People-Centered Management - Employee Health and Safety Appendix 1 Table of Key Performance Indicators -Society
	403-10 Work-related ill health	04 People-Centered Management - Employee Health and Safety Appendix 1 Table of Key Performance Indicators -Society
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	04 People-Centered Management - Talent Development and Cultivation
	404-2 Programs for upgrading employee skills and transition assistance programs	04 People-Centered Management - Talent Development and Cultivation
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	04 People-Centered Management - Employment Compliance
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	04 People-Centered Management - Employment Compliance
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	03 Achieved Win-Win Situation with Industry Partners - Strengthening Supplier Management
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	03 Achieved Win-Win Situation with Industry Partners - Strengthening Supplier Management
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	06 Charitable Activities
GRI 417: Marketing and Labeling 2016	417-3 Incidents of non-compliance concerning marketing communications	02 Solid Operation - Customer service and quality assurance
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	02 Solid Operation - Data Security and Privacy Protection

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Appendix 4

Appendix 4 SDGs Mapping of OneConnect

SDGs	Actions of OneConnect	SDGs	Actions of OneConnect
1 NO POVERTY	The company actively participated in the project of "Shenzhen Stands with Kashgar Prefecture· Benevolence Makes Brighter Future" initiated by One Foundation, and donated resources to the Kashgar region, aiming to help the local groups in need and relieve their hardships.	9 INDUSTRY, INNOVATION AND INFRASTRUCTURE	Relying on the company's leading technologies, in-depth understanding, and the long experience of operation, the company is committed to the in-depth development of financial technology, actively responding to the "new infrastructure" of finance and providing systematic solutions to accelerate the digital transformation of financial infrastructure.
3 GOOD HEALTH AND WELL-BEING	The company pays great attention to the health and safety of employees, providing them with a full package of health protection such as annual health examinations, mental health counseling, and medical treatment, as well as a comprehensive welfare protection plan including accident, life, and medical insurance for employees.	10 REDUCED INEQUALITIES	The company ensures equal opportunities and equal treatment for all employees and firmly prevents any non-work factor from causing discrimination in the course of employee promotion and development, so as to reduce inequality at work.
4 QUALITY EDUCATION	The company launched the "Growth Together with Love and Technology" charitable program dedicated to enhancing the technology development of schools in rural areas and empowering the healthy growth of young children.	12 RESPONSIBLE CONSUMPTION AND PRODUCTION	The company actively reduces the impact of its business operations on the environment through energy-saving renovations, advocating energy conservation and emission reduction among employees, as well as strengthening waste management. During the supplier evaluation and assessment process, we also focus on suppliers' performance in respect of environmental protection, employees' rights and interests as well as risk management.
5 GENDER EQUALITY	The company firmly ensures that candidates and employees are not treated differently because of gender, and actively builds a highly inclusive work environment to safeguard the development and rights of female employees.	13 CLIMATE ACTION	The company actively promotes its own energy conservation and emission reduction. Meanwhile it identifies major climate-related opportunities and relies on technological advantages in the field of blockchain to unlock technological potential to achieve the goal of "double carbon" and to empower the ESG practices
6 CLEAN WATER AND SANITATION	The company preached the initiative of "Save Every Drop of Water, Every Degree of Electricity, Every Sheet of Paper, and Every Piece of Food" to all employees, calling on all employees to develop the good habit of turning off the tap and saving water.	16 PEACE, JUSTICE AND STRONG INSTITUTIONS	The company firmly abides by relevant national laws and regulations, prohibits the use of child labor and forced labor, follows good business ethics, and continues to promote management standardization to ensure that the company does not engage in corruption, undermine the fairness of business competition, or harm the financial order.
8 DECENT WORK AND ECONOMIC GROWTH	The company creates a large number of high-quality jobs, builds an equal, comfortable, non-discriminatory and diversified work environment for employees, provides considerable training opportunities and a sound promotion mechanism, protects employees' rights and interests, and cares for their life quality. All employees have decency at work.	17 PARTNERSHIPS FOR THE GOALS	The company fully respects and safeguards the legitimate rights and interests of each stakeholder, attaches importance to the expectations and demands of stakeholders, actively builds diversified communication channels and mechanisms, and strives to achieve win-win cooperation with each stakeholder.

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